

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

Thomas C. Hansen
Chief Executive Officer
Heelys, Inc.
3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006

      Re: **Heelys, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2009
             File No. 001-33182

Dear Mr. Hansen:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Reynolds
                    Assistant Director